Exhibit 99.1

FOR IMMEDIATE RELEASE - July 27, 2009 - CALGARY, ALBERTA - PETROFLOW ENERGY LTD. (TSX Symbol - PEF; NYSE Amex Symbol - PED)

Petroflow Energy Ltd. announces the retirement of CEO Mr. John Melton and resignation of Mr. Joseph Blandford as a Director

Petroflow Energy Ltd. ("Petroflow" or the "Company") announces that Mr. John Melton, Petroflow’s CEO and founder will retire from his position as CEO and has also decided to resign as a director. The Company also announces that Mr. Joseph Blandford has resigned from his position as director of Petroflow.

Mr. David Elgie, Chairman offered the following on behalf of the entire board, management, and staff;  “John Melton’s vision and leadership through the formative stages of Petroflow were invaluable in establishing the Company’s unique culture and remarkable asset base. We all wish him the very best in his retirement”.

“Joseph Blandford has been a director of the Company since its inception, and we sincerely thank him for his dedication, stewardship, and exceptional leadership on the board through the company’s formative years”.

As announced previously, in April of this year Sandy Andrew was appointed President of the Company.  The board is fully confident that Sandy Andrew will continue to provide the valuable leadership he has shown, and will continue to lead all aspects of the Company’s day to day operations. The board has also established a committee of the board and management to support the management team on capital market and financial matters.

Despite these two changes, the Company is positioned to maintain and grow its current strategies in the Hunton and other basins.

Forward Looking Statements

This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting and applying engineering data, geologic data, and accumulated operating and production knowledge, technology change and failure, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties.

Additional information on these and other factors, which could affect Petroflow’s operations or financial results, are included in Petroflow’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

For additional information, please contact the following:

Mr. Sanford Andrew, President & COO Petroflow Energy Ltd. 307.277.2145 www.petroflowenergy.com	Mr. Duncan Moodie, CFO Petroflow Energy Ltd. 403.539.4320 www.petroflowenergy.com

The TSX has not reviewed and does not accept responsibility
for the adequacy or accuracy of this news release.